UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549-1004

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     Pursuant to Section 12(b) or (g) of the

                         Securities Exchange Act of 1934

                             GERMAN AMERICAN BANCORP
             (Exact name of registrant as specified in its charter)

         Indiana                                        35-1547518
         (State or other                                (IRS Employer
         jurisdiction of                                Identification Number)
         incorporation)

         711 Main Street                                47546
         Box 810                                        (Zip Code)
         Jasper, Indiana
         (Address of principal executive offices)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

Securities  Act  registration  statement file number to which this Form relates:
           N/A
         ------------

         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   Each class is to be registered
         -------------------                   ------------------------------
         None                                  None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights

                         -------------------------------
                                (Title of class)

Item 1.  Description of Registrant's Securities to be Registered

         The Board of Directors has adopted a shareholder rights plan (the "Plan"). The purpose of the Plan is to deter certain coercive tactics that have been used to acquire control of public corporations and to enable the Board of Directors to represent effectively the shareholders' interests in the event of a takeover attempt. The Plan will not deter negotiated mergers or business combinations that the Board of Directors determines to be in the shareholders' best interests and in the best interests of German American Bancorp (the "Company"). The Plan is designed to force an acquiror to deal with the Board of Directors. If the acquiror's proposal is not approved by the Board, the issuance of the Rights provided for in the Plan would dramatically alter the capital structure of the Company thereby making the acquiror's proposal unattractive to it. The involvement of the Board of Directors could improve the price and terms of any acquisition proposal. The adoption of the Plan is not in response to any specific acquisition proposal and the Company is not aware of plans or proposals for the acquisition of control of the Company. The Plan does not in any way alter the financial strength of the Company or interfere with its business plans. The adoption of the Plan is not dilutive, does not affect reported earnings per share, and is not taxable to the shareholders or the Company.

         To implement the Plan the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding common share of the Company (the "Common Shares"). The dividend is payable to shareholders of record on May 10, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Preferred Share (the "Preferred Share Units") at a price of $75.00 per Preferred Share Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and UMB Bank, N.A., as Rights Agent (the "Rights Agent").

Rights Attach to Common Shares Initially

         Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period, the Rights are not exercisable; the Rights are transferred with the Common Shares and are not transferable separately from the Common Shares; new Common Shares certificates or book entry shares issued will contain a notation incorporating the Rights Agreement by reference; and the transfer of any Common Shares will also constitute the transfer of the Rights associated with those Common Shares.

Distribution of Rights

         Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the "Distribution Date." The Distribution Date is the earlier to occur of the following two events (or such later date as may be determined by the Board of Directors):

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

         o 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or

         o 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding Common Shares.

         Acquisitions by the following persons will not result in the person becoming an Acquiring Person: the Company, any subsidiary or employee benefit plan of the Company, or any other person approved in advance by the Board of Directors.

         After the Distribution Date, the Rights will be tradeable separately from the Common Shares. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.

Right to Purchase Company Shares

         After the Distribution Date and after the Company's redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, that number of Common Shares (or, in certain circumstances, Preferred Share Units or other similar securities of the Company) having a market value of two times the exercise price of the Right, in lieu of such Common Shares, subject to the availability of a sufficient number of authorized but unissued
Common Shares (such right being called the "Subscription Right"). The Subscription Right will be exercisable for a 60-day period after the effective date of a registration statement under the Securities Act of 1933, as amended, covering the Common Shares.

Right to Purchase Acquiring Person Shares

         Alternatively, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). Each holder of a Right (other than an Acquiring Person) will continue to have the Merger Right whether or not such holder exercises the Subscription Right.

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

Exchange of Company Shares for Rights

         At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares or the announcement of a tender or exchange offer resulting in the beneficial ownership by a Person or group of 30% or more of the outstanding Common Shares and prior to the acquisition by such Person or group of more than 50% outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares or Preferred Share Units will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares or Preferred Share Units on the last trading day prior to the date of exercise.

Adjustment of Shares

         The Purchase Price payable, and the number of Preferred Share Units or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable on Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The Purchase Price payable, and the number of Preferred Share Units or other securities issuable, upon exercise of the Rights are also subject to adjustment in the event of a stock split of the Common Shares, or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Redemption

         At any time prior to the close of business on the tenth business day following the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares or the announcement of a tender or exchange offer resulting in the beneficial ownership by a Person or group of 30% or more of the outstanding Common Shares and subject to extension of the redemption period by the Board of Directors, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Additionally the Company may, following the time that a person has become an Acquiring Person, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is (i) in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving an Acquiring Person or any person who was an Acquiring Person or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as no person beneficially owns securities representing 15% or more of the Company's outstanding Common Shares. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

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

Expiration of Rights

         The Rights will expire on April 26, 2010 unless the expiration date is extended by amendment as described below or unless the Rights are redeemed or exchanged by the Company as described above.

Amendments

         As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that no such amendment may adversely affect the interests of the holders of the Rights.

Miscellaneous

         The number of outstanding Rights and the number of Preferred Share Units issuable upon exercise of each Right are subject to adjustment under certain circumstances.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of a Preferred Share Unit that may be purchased upon exercise of each Right should approximate the value of one Common Share.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.




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




Item 2.   Exhibits

         Exhibit No.                             Description

              3.01 Restatement of the Articles of Incorporation of German American Bancorp (Incorporated by reference to Exhibit 3.01 to German American Bancorp's Current Report on Form 8-K filed May 5, 2000)

              4.01 Rights Agreement dated as of April 27, 2000 between German American Bancorp and UMB Bank, N.A., as Rights Agent (Incorporated by reference to Exhibit 4.01 to German American Bancorp's Current Report on Form 8-K filed May 5, 2000).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                                        GERMAN AMERICAN BANCORP



                                                   By:   /s/ Mark A. Schroeder

Dated: May 10, 2000


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